Registration No. 333  -
As filed with the  Securities and Exchange Commission on May 4,  2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SHIRE PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Jersey, Channel Islands
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York 10043
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Jeffrey Poulton
Shire Pharmaceuticals LLC
1200 Morris Drive
Wayne, Pennsylvania 19087
(484) 595-8800
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John B. Meade Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4077	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466	☑ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADSs”), each ADS representing three (3) ordinary shares of Shire plc.	300,000,000 ADSs	$5.00	$15,000,000	$1,510.50

*	Each unit represents 100 ADSs.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraph (12).

	(iii)	The collection and distribution of dividends	Face of Receipt – Paragraphs (4), (5) and (7) Reverse of Receipt - Paragraphs (10) and (11).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraphs (3), (5) and (8); Reverse of Receipt - Paragraphs (12) and (13).

	(v)	The sale or exercise of rights	Face of Receipt – Paragraphs (3), (4) and (5); Reverse of Receipt – Paragraph (10).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3), (4) and (5); Reverse of Receipt - Paragraphs (10) and (13).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (16) and (17).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (3).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (5), (6) and (7); Reverse of Receipt – Paragraph (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (5); Reverse of Receipt - Paragraphs (10) and (14).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (7).
Face of Receipt - Paragraph (8).
Item 2.	AVAILABLE INFORMATION

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and accordingly files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  Such reports and other information can be retrieved from the Commission’s internet website (http://www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of American Depositary Receipt to be issued to evidence American Depositary Shares representing ordinary shares of Shire plc (the “Company”). — Filed herewith as Exhibit (a)(i).

(a)(ii)
Amended and Restated Deposit Agreement, dated as of May 23, 2011, by and among the Company, Citibank, N.A., as successor depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Receipts issued thereunder evidencing American Depositary Shares representing deposited ordinary shares (the “Deposit Agreement”).  — Previously filed and incorporated by reference to Registration Statement on Form F-6 filed on November 14, 2014 (Reg. No. 333-200206).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Amended and Restated Deposit Agreement, dated as of May 23, 2011, by and among Shire plc and its successors, Citibank, N.A., as successor depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder evidencing American Depositary Shares representing deposited ordinary shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of April, 2016.

Legal entity created by the Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing three (3) ordinary shares of Shire plc

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Thomas R. Wood
Name: Thomas R. Wood
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Shire plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Dublin, Ireland, on April 29, 2016.

Shire plc

By:	/s/ Jeffrey Poulton
Name: Jeffrey Poulton
Title: Authorized signatory

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Flemming Ornskov, Jeffrey Poulton and Bill Mordan, each of them acting individually, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments and supplements to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.  The Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together, shall constitute one instrument.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 29, 2016.

Signature	Title

/s/ Susan Kilsby	Chairman
Susan Kilsby

/s/ Dr. Flemming Ornskov	Chief Executive Officer
Dr. Flemming Ornskov

/s/ Jeffrey Poulton	Chief Financial Officer and Principal Accounting Officer
Jeffrey Poulton

/s/ Dominic Blakemore	Non-Executive Director
Dominic Blakemore

Signature	Title

/s/ Olivier Bohuon	Non-Executive Director
Olivier Bohuon

/s/ William Burns	Non-Executive Director
William Burns

/s/ Dr. Steven Gillis	Non-Executive Director
Dr. Steven Gillis

/s/ Dr. David Ginsburg	Non-Executive Director
Dr. David Ginsburg

/s/ Sara Mathew	Non-Executive Director
Sara Mathew

/s/ Anne Minto	Non-Executive Director
Anne Minto

Authorized Representative in the U.S.

/s/ Jeffrey Poulton
Jeffrey Poulton

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of American Depositary Receipt

(d)	Opinion of counsel to the Depositary

(e)	Certificate under Rule 466